Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154

June 5, 2014

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:   Valmont Industries, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed February 25, 2014
File # 1-31429

Dear Mr. Cash:

This letter contains Valmont Industries, Inc.’s responses to the comment letter dated May 22, 2014 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.  The Staff’s comments have been stated below in their entirety.  The Company’s responses follow each comment.

Form 10-K for the Fiscal Year Ended December 28, 2013

Business, page 3

Irrigation Segment, page 8

1.
You disclose on page 9 that your customers’ purchase decisions for irrigation equipment are affected, in part, by commodity prices.  You also indicate on page 13 that lower levels of farm income has historically reduced demand for your mechanized irrigation and tubing products.  We further note that on page 34 of your Form 10-Q for period ended March 29, 2014, you cited lower expected net farm income in 2014 as a reason for the significant decline in first quarter 2014 North American sales volume within the Irrigation segment.  In your first quarter 2014 earnings call on April 23, 2014, your CEO indicated that a sharp drop in commodity prices led to this lower than expected net farm income.  Please tell us the extent to which you have identified any specific commodities whose price fluctuations tend to have a more direct impact upon your irrigation equipment sales.  If applicable, please tell us how you considered disclosing the relationship between changes in those specific commodity prices and your sales trends for irrigation equipment.

Valmont Response:

We have not identified any specific commodities whose price fluctuations tend to have a more direct impact upon our irrigation equipment sales. Net farm income is a key determinant relating to demand for our irrigation equipment. Farm commodity prices are, in turn, important factors in determining net farm income. However, net farm income is affected by prices for a wide variety of farm commodities grown under our irrigation segment products. Moreover, key farm commodities in a given market may vary widely within the market and vary widely from the key commodities in another market. For example, in North America, there are a number of key commodities grown under our irrigation systems, including corn and soybeans, followed by cotton, wheat, potatoes and sugar beets.  In Brazil, the key commodities grown under our irrigation systems are soybeans, edible beans and sugar cane.

There are, in addition to price fluctuations in commodities, significant other factors play an important role in demand for our equipment. These factors include interest rates, agricultural production costs, government policy, farmer sentiment about future prospects, climate and growing season.  Accordingly, we do not believe it is appropriate to directly link the movement of prices for specific farm commodities with demand for our products, as a number of other factors influence demand over a reporting period. We propose to discuss in future filings metrics associated with expected increases and decreases in net farm income (where available) to help the reader better understand the magnitude of such changes and their effect on demand for our irrigation products. For example, this disclosure would be similar to the following:

“In fiscal 2014, net farm income in the United States is expected to decrease x% from the record levels of 2013, due in part to lower market prices for corn and soybeans. We believe this reduction contributed to lower demand for irrigation machine in North America in 2014, as compared with 2013.”

2.	Please tell us the basis for your statement on page 9 that you believe you are the leader of the four main participants in the mechanized irrigation business.

Valmont Response:

This comment relates to the North American market. Our statement that we are the leader in this market is based on the following:

•
Lindsay Corporation (NYSE: LNN), recognized by analysts as our closest competitor in this industry, publicly disclosed irrigation sales of $627.0 million in its Form 10-K for its fiscal year ended August 31, 2013. Valmont’s sales in the year ended December 28, 2013 for its irrigation business in North America was approximately 40% higher at $882.2 million. Other competitors are privately traded but are recognized in the industry as having lower sales than Valmont. Additionally, research published in 2013 by Janney Capital Markets, an investment analyst firm that covers Valmont and Lindsay, reported Valmont as the global leader in mechanized irrigation sales.

•
Reports from Equipment Data Associates (EDA). EDA collects information on financings of center pivot equipment purchases from UCC-1 filings, the lien that is publicly filed on the equipment. We estimate that approximately 40% of the irrigation machines sold are financed and reported in the EDA information. This information shows that we are the leader in North America and the metrics as compared with Lindsay Corporation are similar to the information publicly available on both companies.

We believe the foregoing information and facts support our statement that we are the leader.

Backlog, page 10

3.	Please show us how you will revise your future filings to explain the criteria you use to determine when an order is considered firm and therefore included in your backlog.

Valmont Response:

We consider an order to be firm and in the backlog when we have a purchase order or signed sales order from the customer. In future filings, we will clarify this determination in our backlog disclosure to help the reader understand when we consider an order to be firm and reportable in our backlog. Our disclosure in part will read as follows:

“An order is reported in our backlog upon receipt of a purchase order from the customer or execution of a sales order contract. We anticipate that most of the 2014 backlog of orders will be filled in fiscal 2015.”

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 25

Liquidity and Capital Resources, page 35

4.
Your risk factor disclosure on page 18 infers that you may need to get approval from the trustee of your United Kingdom defined benefit pension plan before repatriating any funds.  Please show us how you will revise your future filings to quantify the amount of undistributed foreign earnings that are subject to third party restrictions on the Company’s ability to repatriate.  Please ensure that your revised disclosures describe the nature of any such restrictions.

Valmont Response:

In future filings, we will discuss third party restrictions on our ability to repatriate foreign cash balances in the “Sources of Financing and Capital” section of the MD&A, including quantification to the extent possible. We will include this in the paragraph where we discuss the tax effects of repatriation of foreign cash. We do not believe there are any material amounts of cash where repatriation is subject to third party restrictions other than covenants relating to the Delta Pension Plan. We pay dividends from Delta Ltd. annually of approximately 50% of prior year earnings, in line with historical patterns. Dividends beyond this guideline may be considered a return of capital and restricted under U.K. pension regulations.

We have alternatives to redeploy the excess Delta cash, including acquisitions and intercompany loans. We plan to work with the trustees to ensure that the Delta sponsor covenant is not affected by any distributions and thereby prevent a potential immediate funding event.

In future filings, we will clarify our assertions with respect to our ability to repatriate undistributed foreign earnings. If we find that there are such third party restrictions, we will make appropriate disclosure. With respect to Delta and its pension plan, our disclosure would be in a form similar to the following:

“We have cash balances in Delta of approximately $85 million. Due to considerations associated with U.K. pension regulations, we are unable to repatriate approximately $60 million of these balances to the United States as dividends.”

Audited Consolidated Financial Statements

Income Taxes, page 62

You disclose on page 64 that approximately $31 million of your deferred income tax assets pertain to your defined benefit pension liability.  Please supplementally quantify the amount, if any, of your valuation allowance that is applicable to these deferred tax assets.  Please also tell us how you considered the impact of your recent reduction in ownership interest and the resulting deconsolidation of Delta EMD Pty. Ltd. in determining that these deferred tax assets were recoverable as of December 28, 2013.

Valmont Response:

The $31 million deferred tax asset associated with the defined benefit pension liability relates to a difference between the book and tax basis of the liability. We hereby confirm that none of the valuation allowance on deferred income taxes assets apply to this $31 million deferred tax asset.

The deconsolidation of Delta EMD resulted in a loss. This loss did not result in a deferred tax asset, as the deconsolidation loss was capital in nature and capital losses can only be utilized when netted against capital gains. We have no foreseeable tax strategies to enable the use of this capital loss, so we accordingly did not recognize a related deferred tax asset. The deconsolidation of Delta EMD was unrelated to the deferred income tax asset associated with the pension plan.

As requested by the Staff, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions regarding our responses, please contact the undersigned at (402) 963-1040.

Sincerely,

/s/ Mark C. Jaksich

Mark C. Jaksich
Executive Vice President and Chief Financial Officer

cc: Lisa Etheredge, Staff Accountant
David L. Hefflinger